July 17, 2014

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:      Ms. Dee Dee Hurst

Re:	Tahoe Resources Inc. (the “Company”)
Form 40-F for Fiscal Year Ended December 31, 2013
Filed March 17, 2014
File No. 001-35531

Dear Ms. Hurst,

In furtherance of our discussion regarding the Staff’s letter to the Company dated July 14, 2014 in respect of the above-captioned filing (the “Comment Letter”), this letter confirms that the Company intends to use its best efforts to file a response to the Comment Letter no later than August 8, 2014.

Thank you for your consideration in granting this extension of time to respond.

Sincerely,

/s/Edie Hofmeister
VP Corporate Affairs, General Counsel & Corporate Secretary

Phone: 775.825.8574 |	Fax: 775.825.8938
5190 Neil Road, Suite 460 |	Reno Nevada 89502 USA